NEWS RELEASE
Richmont Mines Inc., 161 Avenue Principale, Rouyn-Noranda, QC J9X 4P6 Canada

IMMEDIATE RELEASE

RICHMONT MINES DEFINES RESERVES AT ITS FRANCOEUR
GOLD PROJECT AND PLANS PRODUCTION AT AN ANNUAL RATE
OF 35,000 OUNCES STARTING IN 2011

ROUYN-NORANDA, QC, Canada, August 7, 2009 – Richmont Mines Inc. (TSX/NYSE Amex: RIC) (“Richmont”), a gold exploration, development and production company with operations in Canada, is pleased to announce that it has filed on SEDAR a NI 43-101 compliant technical report on the Francoeur Gold Project, located 25 km west of Rouyn-Noranda, Quebec.

An internal pre-feasibility study estimates that the Francoeur Gold Project has probable reserves of 615,664 tonnes grading 6.91 g/t Au and that it can produce 136,000 ounces of gold (before recovery) over an initial 4-year period.

The capital cost of the project is evaluated at CAN$14.8 million. The following table presents the net present value (NPV) at a discount rate of 5% and the internal rate of return (IRR) of the project using various gold price assumptions.

Gold Price (CAN$/oz)	Discount Rate	NPV (in CAN$)	IRR
$800	5%	$12,090,000	37.6%
$900	5%	$23,342,000	62.5%
$1,000	5%	$34,594,000	84.8%
$1,100	5%	$45,845,000	105.3%

History

Richmont is the 100% owner of the Francoeur property which covers 408.3 hectares and consists of 12 mining claims, 3 mining concessions and 4 mining leases. There is no royalties or back-in-rights related to any of the claims, mining leases and mining concessions. Richmont is also the owner of the Arncoeur and Norex nearby properties which cover respectively the lateral and down-dip extension of the known gold mineralization.

The Francoeur property was staked for the first time in 1923 following a gold discovery which later became Zone No.1. A considerable amount of exploration and development work were carried out on the property since this discovery. Successive underground developments over the years have allowed the discovery of additional reserves along the Francoeur-Wasa shear zone and several orebodies were mined. Gold production totalled over 500,000 ounces of gold from approximately 2.6 million tonnes of ore with a recovered grade of 6.07 g/t of gold.

From 1991 to 2001, Richmont produced more than 345,000 ounces of gold from the No. 3 Deposit, one of the main ore body located in the Francoeur-Wasa shear-zone. Despite the discovery of the West Zone, the Francoeur Mine was closed in 2003, when the prevailing gold price was under US$300 per ounce.

The higher gold price over the last few years has convinced Richmont to re-assess the resources of the Francoeur Gold Project. In 2009, in order to update the information on the West Zone, Richmont has initiated the preparation of a NI 43-101 compliant technical report.

RICHMONT MINES DEFINES RESERVES AT ITS FRANCOEUR GOLD PROJECT AND PLANS PRODUCTION AT AN ANNUAL RATE OF 35,000 OUNCES STARTING IN 2011
August 7, 2009

Resources

The West Zone is located to the west of the No. 3 Deposit. It is composed of two zones, the Main Zone (Main) and the Footwall Zone (FW), both located in the Francoeur-Wasa shear zone, and dipping northward at about 30° to 40°. Gold-bearing mineralization is closely associated with albite-pyrite alteration.

The cut-off grade for low values was originally established at 5.15 g/t Au (0.15 oz/st) by the exploration staff. Some blocks grading between 4.0 and 5.15 g/t Au were later integrated in the calculation considering that these blocks were allowing more flexibility in mining operations. A minimum true width of 1.68 m (5.5 feet) was used to define the minimum mineralized borehole intercepts in using the grade of the adjacent material when assayed or a value of zero when not assayed. The Francoeur Gold Project resources are classified as indicated and inferred and comply with CIM resources definitions referenced in NI 43-101. Gold grades were not capped and tonnage and grade are undiluted. The resources were calculated using a polygon estimation method on vertical longitudinal sections with the Gemcom software. A specific gravity of 2.79 t/m3  was used for the tonnage estimate. This parameter, used by Richmont in the course of the mining operations at Francoeur, proved to be accurate.

Indicated resources of the West Zone (including the Main and FW zones) and a small part of the North zone are now totalling 706,284 tonnes grading 7.81 g/t Au for 177,339 ounces of gold. Indicated resources are detailed in Table 1.

Table 1: Indicated Resources of the Francoeur Gold Project, Rouyn-Noranda, Quebec

Zone	Indicated Resources > 5.15 g/t					Indicated Resources 4.0 to 5.15 g/t					Total Indicated Resources
	Tonnes (metric)	Au (g/t)	Ounces	Hor. Thick. (m)	True Thick. (m)	Tonnes (metric)	Au (g/t)	Ounces	Hor. Thick. (m)	True Thick. (m)	Tonnes (metric)	Au (g/t)	Ounces
Main	453,073	7.69	112,019	2.82	1.81	78,908	4.43	11,350	2.65	1.70	531,981	7.21	123,369
FW	142,739	10.35	47,484	7.53	4.84	15,869	4.08	2,084	3.26	2.10	158,608	9.72	49,568
North	14,588	9.03	4,235	4.27	2.74	1,108	4.69	167	3.08	1.98	15,696	8.72	4,402
Total	610,400	8.34	163,738			95,885	4.41	13,601			706,284	7.81	177,339

Resources of the inferred category are totalling 202,250 tonnes grading 5.95 g/t for 38,706 ounces of gold. Inferred resources are detailed in Table 2.

Table 2: Inferred Resources of the Francoeur Gold Project, Rouyn-Noranda, Quebec

Zone	Inferred Resources > 5.15 g/t					Inferred Resources 4.0 to 5.15 g/t					Total Inferred Resources
	Tonnes (metric)	Au (g/t)	Ounces	Hor. Thick. (m)	True Thick. (m)	Tonnes (metric)	Au (g/t)	Ounces	Hor. Thick. (m)	True Thick. (m)	Tonnes (metric)	Au (g/t)	Ounces
Main	73,633	5.99	14,179	2.82	1.81	52,822	4.29	7,281	2.64	1.70	126,455	5.28	21,460
FW	75,795	7.08	17,246	3.43	2.21						75,795	7.08	17,246
Total	149,428	6.54	31,425			52,822	4.29	7,281			202,250	5.95	38,706

Reserves

Basic parameters and original data from the resources calculation were used to evaluate the reserves. Also, dilution factor and expected mining recovery, according to the mining method used, are based on Richmont’s 10-year experience in mining the Francoeur No. 3 deposit. The room-and-pillar method has been considered with a mining recovery of 85% of the ore and an external dilution factor of 15% at a grade of 0.68 g/t.

RICHMONT MINES DEFINES RESERVES AT ITS FRANCOEUR GOLD PROJECT AND PLANS PRODUCTION AT AN ANNUAL RATE OF 35,000 OUNCES STARTING IN 2011
August 7, 2009

An internal pre-feasibility study carried out by Richmont1 has allowed an estimation of the total reserves of the Francoeur Gold Project. A ramp option, to access the lower portion of the West Zone, is privileged considering the lower capital cost, the higher internal rate of return and a pre-production timeframe of 2 years versus 3 years for the option of deepening the production shaft.

Budget costs used are based on Francoeur’s historical data and current knowledge from accumulated mining experience, updated based on the current economical conjuncture. Using a gold price of CAN$800/oz, the reopening costs and related expenses, probable reserves are estimated at 615,664 tonnes grading 6.91 g/t Au (136,749 ounces) in the West (Main and FW) and North zones (Table 3).

Table 3: Probable Reserves of the Francoeur Gold Project, Rouyn-Noranda, Quebec

Zone	Probable Reserves > 5.15 g/t Au			Probable Reserves 4.0 to 5.15 g/t Au			Total Probable Reserves
	Tonnes (metric)	Au (g/t)	Ounces	Tonnes (metric)	Au (g/t)	Ounces	Tonnes (metric)	Au (g/t)	Ounces
Main	368,357	6.80	80,580	77,132	3.98	9,869	445,490	6.32	90,449
FW	139,320	9.09	40,698	15,512	3.64	1,816	154,831	8.54	42,513
North	14,260	7.94	3,641	1,083	4.17	145	15,343	7.68	3,786
Total	521,937	7.44	124,919	93,727	3.93	11,830	615,664	6.91	136,749

Exploration

Possibilities to increase the current resources are also good considering that several mineralized zones located in the footwall and hangingwall of the West Zone are already drill-identified. Additional definition drilling from underground is needed to fully evaluate their size and grade before adding them to the mineral inventory.

Project schedule

After more than two months of preparation work, the dewatering of the mine begun in July, 2009 and is progressing well. This work is expected to be completed in the first quarter of 2010.

Drift excavation to reach the West Zone will begin early in 2010, as soon as dewatering is completed. After a phase of definition drilling and stope preparation, gold production from the West Zone should begin early in 2011.

Based on current probable reserves, the Francoeur Project should be able to produce at a rate of 35,000 ounces of gold per year for an initial mine life of 4 years. Once the access will be available, Richmont will initiate an underground exploration and definition drilling program.

Martin Rivard
President and Chief Executive Officer

1 As stipulated by National Instrument 43-101 standards, only mineral resources of the measured and indicated categories were used for the economic viability of the mineral reserves. Budget costs used in this study are based on Francoeur’s historical data and the current knowledge from accumulated mining experience and the present economical conjuncture. This economic study was carried out following general rules in acceptance in the industry and the recommendations of the NI 43-101 standards that includes the CIM classification of mineral resources and reserves.

RICHMONT MINES DEFINES RESERVES AT ITS FRANCOEUR GOLD PROJECT AND PLANS PRODUCTION AT AN ANNUAL RATE OF 35,000 OUNCES STARTING IN 2011
August 7, 2009

About Richmont Mines Inc.

Richmont produces gold from its operations in Canada and is focused on building its reserves in North America, and has extensive experience in gold exploration, development and mining. Since it began production in 1991, Richmont has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont’s strategy is to cost-effectively develop and exploit its gold mining assets, acquire properties, or develop partnerships to expand its reserve base. Richmont routinely posts news and other important information on its website at: www.richmont-mines.com.

Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words “estimate”, “project”, “anticipate”, “expect”, “intend”, “believe”, “hope”, “may” and similar expressions, as well as “will”, “shall” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports.

National Instrument 43-101

This news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., and Mr. Raynald Vincent, Eng., B.Sc.A, M.G.P, employees of Richmont Mines Inc. and qualified persons as defined by National Instrument 43-101.

The authors of the report are employees of Richmont and they are “qualified persons” as defined by the NI 43-101 (Daniel Adam, Geo., Ph.D., Exploration Manager, and Raynald Vincent, Eng., B.Sc.A, M.G.P., Sr. Geologist) or have the required experience (Pierre Gauthier, Project Manager, who has worked at the Francoeur Mine as Mine Superintendant up to the mine closure in 2003).

Cautionary Note to U.S. Investors Concerning Resource Estimates

The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this news release, we use the terms “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

For more information, please contact:

Richmont Mines Inc.
Phone: 819 797-2465	Ticker symbol: RIC
Fax: 819 797-0166	Listings: TSX – NYSE Amex
E-mail: info@richmont-mines.com	Web Site: www.richmont-mines.com